SMARTHEAT INC.
1802 North Carson Street, Suite 212
Carson City, Nevada 89701

June 19, 2012

VIA EDGAR

John Cash
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 3720
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	SmartHeat Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed April 2, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 15, 2012
File No. 1-34246

Dear Mr. Cash:

This letter responds to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 4, 2012, to SmartHeat Inc. (the “Company”) regarding the above-captioned filings of the Company. Please note that the Staff’s comments are restated below along with the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 33

Operating Expenses, page 34

1.
We note your disclosure of the inventory impairment charge as a reason for the increase in operating expenses in 2011; however, in note 2 to your financial statements, you state that write-downs of inventory are recorded in cost of goods sold. In this regard, please clarify for us where you classified the inventory impairment charge you recorded during 2011. If you classified the inventory impairment charge in operating expenses, please explain to us how and why you determined this charge was not required to be classified in cost of goods sold. Also, please tell us the amount of any inventory and inventory advances related to cancelled orders.

Mr. John Cash
U.S. Securities and Exchange Commission
June 19, 2012

Response:

The Company understands that write-down of inventories are to be recorded in cost of goods sold. As of December 31, 2011, $3,434,116 was reserved for slow-moving inventory and $299,274 was reserved for cancelled orders.

The Company originally recorded the inventory impairment charge in operating expenses during the fiscal year ended 2011 because management then believed the charge was primarily due to management’s control of inventory, resulting in an overstock of aged and slow-moving inventory, which typically are a part of operating expenses. These reserves for aged and slow-moving inventory are decreased when the inventory is sold.

The Company intends to make the reclassification adjustment and record inventory impairment loss in cost of goods sold prospectively because the current presentation did not affect presentation of the Company’s sales, net income, EPS or any of its balance sheet ratios.

The Company’s books of account reflect inventory on hand and inventory advance related to cancelled orders was $383,460, of which $299,274 was recorded as reserve for inventory impairment for canceled orders, and $0, respectively, as of December 31, 2011.

2.
We note your statement that you generally account for 50% of the amount of accounts receivable with aging over 180 days and 100% of the amount of accounts receivable with aging over 360 days as bad debt allowance. As previously requested in prior comment three, from our letter dated January 20, 2012, please clarify in future filings, how you determine your bad debt allowance, including when, how and why you determine to exclude certain accounts receivable and the impact of those exclusions on your allowance. Please provide us your draft disclosure.

Response:

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. The management of the Company’s operating subsidiaries review accounts receivable collection on a monthly basis. The sales departments work closely with customers for collection of past due accounts. In general, the Company’s policy is to provide approximately 50% of accounts receivable over 180 days and 100% of accounts receivable over 360 days as bad debt allowance. Management of the Company’s subsidiaries further analyze individual customers for which they have taken a bad debt allowance to assess likelihood of collectability. Management of the Company’s subsidiaries analyze customers’ backgrounds, including operation and payment history, senior management’s view on its operating conditions, reasons for the late payment, and their financial statements. Management of the Company understands that past due accounts of customers who confirmed a firm payment date and amount are excluded from the bad debt allowance calculation, based on this analysis. Customers, who are either state-owned or have a history of support from the state, or large companies with long operating histories, that management of the Company’s subsidiaries believe the chance of non-payment will be remote, are excluded from the Company’s bad debt allowance, as the Company believes late payment from these customers is a reflection of the overall slow-down of the Chinese economy.

Mr. John Cash
U.S. Securities and Exchange Commission
June 19, 2012

Excluding bad debt allowance for these customers has decreased the Company’s overall bad debt expenses. However, it is the Company’s policy to take sufficient reserves for past-due accounts receivable by providing bad debt allowances at 50% of accounts receivable over 180 days, and 100% of accounts receivable over 360 days, without excluding any such large and state owned customers.

3.
Please tell us if and how you have considered your market capitalization at December 31, 2011, and through March 31, 2012, in determining whether the remaining amount of goodwill for the SmartHeat Germany reporting unit is impaired.

Response:

The Company’s former management team considered the market capitalization approach in determining whether the remaining amount of goodwill for the SmartHeat Germany reporting unit was impaired. However, at that time, management of the Company believed the market capitalization approach was inappropriate to be used at the subsidiary level for the goodwill impairment test because subsidiaries have no separate market capitalization and they were unable to find a public company with a market capitalization that could be used to compare the SmartHeat Germany reporting unit.  In addition, although at March 31, 2012, the Company’s market capitalization continued to be below consolidated book value, the stock price at March 31, 2012, and December 31, 2011, was $2.73 and $3.20 (post-reverse split), respectively. Given the current negative market sentiment towards Chinese US-listed companies, the Company’s former management team believed that such comparison would not have been indicative of the Company’s true fair value and financial condition. Accordingly, the Company completed the step one analysis using the discounted cash flow approach at December 31, 2011, and March 31, 2012.  At December 31, 2011, the results of the step one analysis indicated potential impairment in SmartHeat Germany. As such, the Company performed the second step of the goodwill impairment assessment to quantify the amount of the impairment and concluded that $2.90 million of the SmartHeat Germany goodwill balance was impaired.  At March 31, 2012, the Company completed the step one analysis in the same manner, and determined that the fair value of SmartHeat Germany was larger than its carrying value (net assets including the $2.16 million remaining amount of goodwill). Accordingly, the Company’s former management team concluded the remaining amount of goodwill for the SmartHeat Germany was not impaired.

Mr. John Cash
U.S. Securities and Exchange Commission
June 19, 2012

Liquidity and Capital Resources, page 36

4.
Please tell us and disclose in future filing how much of your accounts receivables at December 31, 2011 have been collected as of the most recent date available. Also, please tell us the amount of any receivables related to cancelled orders. To the extent you have not yet collected receivables that were outstanding at December 31, 2011, please explain to us how and why you continue to believe your current allowance methodology is appropriate.

Response:

As of May 30, 2012, the Company’s records reflect that approximately $10 million in accounts receivables which were outstanding at December 31, 2011, had been collected, none of which were related to cancelled orders. Based on the Company’s historical and current payment collections, there have been no actual bad debts recorded. The management of the Company’s operating subsidiaries believe that most outstanding accounts receivable will be collected because most of its customers are large state-owned enterprises with long operating histories, and who maintain good relationships with the Company. The current temporary slow collection on accounts receivable is believed by management of the Company’s subsidiaries to be primarily due to many of their customers experiencing tight working capital conditions as China continues to tighten fiscal policy.  Therefore, the Company believes that its allowance methodology is appropriate under the current monetary conditions in China as it has not had a history of actual bad debts.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 35

5.
Based on your revenue recognition policy and the amount of net sales you recorded during the quarter ended March 31, 2012, please explain to us how over $13 million of accounts receivable at March 31, 2012 had an aging of less than 90 days.

Response:

Sales agreements with customers generally provide that 30% of the purchase price is due upon the placement of an order, 30% upon delivery and 30% upon installation and acceptance of the equipment after customer testing. As a common practice in the heating manufacturing business in China, payment of the final 10% of the purchase price is due no later than the termination date of the standard warranty period, which ranges from 3 to 24 months from the acceptance date. Consequently, the Company’s accounts receivable are aged according to each payment due date under the contracted terms.

Mr. John Cash
U.S. Securities and Exchange Commission
June 19, 2012

For example, if the Company recorded sales of RMB 1.0 million on January 1, 2012, RMB 1.17 million would be recorded for accounts receivable, which includes 17% VAT receivable. The accounts receivable aging would be analyzed according to the due dates of payments specified in the sales contract, not the date the sales and accounts receivable were recorded, which for purposes of this example are: RMB 0.5 million due by January 31, 2012, RMB 0.4 million due by April 30, 2012, and RMB 0.27 million due by July 31, 2012. Accordingly, the calculation of accounts receivable aging for these receivables would occur on the respective payment due dates. The Company’s policy is to include accounts receivable not past due in the current portion of the aging. If payments are not recieved by their respective due dates, the amount due shifts from the current aging category to the within 30-days aging category, with further aging category adjustments made based on the original payment due dates, if such payments continue to remain outstanding.

Should you or others have any questions or would like additional information, please contact Robert Newman, Counsel to the Company, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

/s/ Oliver Bialowons
Oliver Bialowons
President

cc: Robert Newman, Newman & Morrison LLP